Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements of Seadrill Limited (“Seadrill” or the “Company”) and the accompanying explanatory notes (the “Pro Forma Financial Information”) have been prepared to illustrate the following transaction:

•

Business Combination: On April 3, 2023 (the “Closing Date”), pursuant to the definitive merger agreement, dated December 22, 2022 (the “Merger Agreement”), by and among Seadrill, Seadrill Merger Sub, LLC, a Marshall Islands limited liability company, wholly owned subsidiary of Seadrill (“Merger Sub”), and Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), Aquadrill merged with and into Merger Sub (the “Merger” or the “Business Combination”) with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. Pursuant to the Merger Agreement, Aquadrill unitholders received (i) 29.9 million Seadrill common shares, (ii) cash consideration of $1 million, and (iii) $30 million settled by tax withholding in lieu of common shares. The Merger is accounted for as a business combination pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Seadrill is the accounting acquirer as disclosed in Note 2.

The Pro Forma Financial Information also reflects the impact of the following transactions that have been completed since January 1, 2022, but have not been included in the results of operations for the entire period presented for the pro forma condensed combined statements of operations (collectively, the “Completed Transactions”):

•

Seadrill Reorganization: On February 22, 2022 (the “Effective Date”), Seadrill concluded its comprehensive restructuring process and emerged from bankruptcy reorganization under Chapter 11 (the “Seadrill Reorganization”).

•

Paratus Energy Services Limited (“PES”) Sale: On October 26, 2021, Seadrill New Finance Limited and its subsidiaries (formerly “NSNCo” and now “PES”) were classified as a discontinued operation following the Bankruptcy Court’s approval of a proposed sale of 65% of Seadrill’s equity interest in PES to its lenders. The sale was conducted as part of Seadrill’s comprehensive restructuring and was completed on January 20, 2022. On February 24, 2023, Seadrill sold the remaining 35% equity interest, collectively the “PES Sale”. In connection with the PES Sale, on March 14, 2023, the Company provided each of PES and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. The Company does not believe these terminations will have a material effect on the financial condition of Seadrill.

•

Sale of Jackup Units: On October 18, 2022, Seadrill sold the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia to ADES Arabia Holding Ltd. (“ADES”). The Jackup Sale caused immediate cash repayment obligations under the secured second lien facility. The repayment obligations, contractually referred to as mandatory payments, were based on the proceeds received and resulted in a minimum payment of $204 million, comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest.

For further information on the adjustments for the Completed Transactions for Statements of Operations, refer to Note 6.

The Pro Forma Financial Information has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023, the three months ended March 31, 2022, and the year ended December 31, 2022 assume that the Business Combination and Completed Transactions had occurred on January 1, 2022. The impacts from the Completed Transactions have already been reflected in the historical consolidated statement of operations of Seadrill for the three months ended March 31, 2023 and therefore no pro forma statement of operations adjustments were made for the respective interim period.

•

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, assumes that the Business Combination had occurred on March 31, 2023. The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheets of Seadrill as of March 31, 2023 and therefore no pro forma balance sheet adjustments were made.

The Pro Forma Financial Information presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the Business Combination and the Completed Transactions occurred on the dates assumed, nor is this pro forma financial information necessarily indicative of the operations results in future periods. The pro forma adjustments are based on currently available information and certain assumptions that Seadrill believes are reasonable and factually supportable. The Pro Forma Financial Information should be read in conjunction with the following:

•

The audited historical consolidated financial statements and notes of Seadrill as of December 31, 2022 and December 31, 2021 and for each of the three years ended December 31, 2022 included in Seadrill’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2023, incorporated by reference herein.

•

The unaudited historical consolidated financial statements and notes of Seadrill included in Seadrill’s Report on Form 6-K for the three months ended March 31, 2023 filed with the SEC on May 23, 2023, and incorporated by reference herein.

•

The historical audited consolidated financial statements and notes of Aquadrill as of December 31, 2022 and December 31, 2021 and for each of the two years ended December 31, 2022 included in Seadrill’s Form 6-K filed with the SEC on May 12, 2023, and incorporated by reference herein.

•

The unaudited historical consolidated financial statements and notes of Aquadrill as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 included elsewhere within this Form 6-K filed with the SEC on June 21, 2023.

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended March 31, 2023

(In $ millions, except per share data)	Seadrill Historical	Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating revenues
Contract revenues	186	77	—		263
Reimbursable revenues	6	1	—		7
Management contract revenues	64	—	—		64
Other revenues	10	—	—		10

Total operating revenues	266	78	—		344
Operating expenses
Vessel and rig operating expenses	(115)	(59)	—		(174)
Reimbursable expenses	(6)	(1)	—		(7)
Depreciation and amortization	(36)	(5)	(12)	4b	(53)
Management contract expense	(45)	—	—		(45)
Merger and integration related expenses	(3)	(3)	—		(6)
Selling, general and administrative expenses	(14)	(5)	—		(19)

Total operating expenses	(219)	(73)	(12)		(304)
Other operating items
Gain on disposals	4	—	—		4

Total other operating items	4	—	—		4

Operating profit	51	5	(12)		44
Financial and other non-operating items
Interest income	7	—	—		7
Interest expense	(16)	—	—		(16)
Share in results from associated companies	3	—	—		3
Other financial and non-operating items	(1)	—	—		(1)

Total financial and other non-operating items	(7)	—	—		(7)

Profit before income taxes	44	5	(12)		37
Income tax (expense)/benefit	(1)	(4)	—		(5)

Profit from continuing operations	43	1	(12)		32

EPS: continuing operations ($)
Basic	0.86				0.40
Diluted	0.83				0.39
Weighted-average shares outstanding
Basic	50		30	4d	80
Diluted	53		30	4d	83

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended March 31, 2022

(In $ millions, except per share data)	Adjusted Seadrill Historical (Note 6)	Aquadrill Historical	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating revenues
Contract revenues	190	46	—		236
Reimbursable revenues	8	1	—		9
Management contract revenue	57	—	(1)	4a	56
Other revenues	7	—	—		7

Total operating revenues	262	47	(1)		308
Operating expenses
Vessel and rig operating expenses	(147)	(67)	1	4a	(213)
Reimbursable expenses	(7)	(1)	—		(8)
Depreciation and amortization	(28)	(3)	—	4b	(31)
Management contract expense	(44)	—	—		(44)
Merger and integration related expenses	—	—	(13)	4c	(13)
Selling, general and administrative expenses	(14)	(2)	—		(16)

Total operating expenses	(240)	(73)	(12)		(325)
Other operating items
Gain on disposals	2	6	—		8

Total other operating items	2	6	—		8

Operating profit/(loss)	24	(20)	(13)		(9)
Financial and other non-operating items
Interest income	1	—	—		1
Interest expense	(19)	—	—		(19)
Share in results from associated companies	2	—	—		2
Gain on derivative and foreign exchange	9	—	—		9
Other financial and non-operating items	12	(1)	—		11

Total financial and other non-operating items	5	(1)	—		4

Profit/(loss) before income taxes	29	(21)	(13)		(5)
Income tax expense	(2)	4	—		2

Profit/(loss) from continuing operations	27	(17)	(13)		(3)

EPS: continuing operations ($)
Basic	0.54				(0.04)
Diluted	0.51				(0.04)
Weighted-average shares outstanding
Basic	50		30	4d	80
Diluted	53				80

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2022

(In $ millions, except per share data)	Adjusted Seadrill Historical (Note 6)	Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
Operating revenues
Contract revenues	698	190	—		888
Reimbursable revenues	31	8	—		39
Management contract revenue	239	—	(4)	4a	235
Other revenues	44	—	—		44

Total operating revenues	1,012	198	(4)		1,206
Operating expenses
Vessel and rig operating expenses	(536)	(213)	4	4a	(745)
Reimbursable expenses	(28)	(7)	—		(35)
Depreciation and amortization	(150)	(16)	(11)	4b	(177)
Management contract expense	(179)	—	—		(179)
Merger and integration related expenses	(3)	(2)	(13)	4c	(18)
Selling, general and administrative expenses	(60)	(21)	—		(81)

Total operating expenses	(956)	(259)	(20)		(1,235)
Other operating items
Gain on disposals	3	27	—		30

Total other operating items	3	27	—		30

Operating profit/(loss)	59	(34)	(24)		1
Financial and other non-operating items
Interest income	14	1	—		15
Interest expense	(93)	—	—		(93)
Share in results from associated companies	7	—	—		7
Gain/(loss) on derivative and foreign exchange	17	(2)	—		15
Other financial and non-operating items	(8)	(1)	—		(9)

Total financial and other non-operating items	(63)	(2)	—		(65)

Loss before income taxes	(4)	(36)	(24)		(64)
Income tax (expense)/benefit	(12)	5	—		(7)

Loss from continuing operations	(16)	(31)	(24)		(71)

Basic/Diluted EPS: continuing operations ($)	(0.32)				(0.89)
Weighted-average shares outstanding, Basic/Diluted	50		30	4d	80

Seadrill Limited

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As at March 31, 2023

(In $ millions)	Seadrill Historical	Adjusted Aquadrill Historical (Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	376	51	(1)	5a	426
Restricted cash	39	4	—		43
Accounts receivable, net	119	60	—		179
Amounts due from related parties, net	19	—	—		19
Other current assets	166	40	(7)	5b	199

Total current assets	719	155	(8)		866
Non-current assets
Investments in associated companies	56	—	—		56
Drilling units	1,658	397	854	5c	2,909
Restricted cash	76	—	—		76
Deferred tax assets	16	19	—		35
Equipment	9	1	—		10
Other non-current assets	77	4	—		81

Total non-current assets	1,892	421	854		3,167

Total assets	2,611	576	846		4,033

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	10	—	—		10
Trade accounts payable	66	11	—		77
Other current liabilities	252	12	92	5d	356

Total current liabilities	328	23	92		443
Non-current liabilities
Long-term debt	348	—	—		348
Deferred tax liabilities	8	—	—		8
Other non-current liabilities	182	77	—		259

Total non-current liabilities	538	77	—		615
Equity
Common shares	—	567	(567)	5e	—
Additional paid-in capital	1,499	—	1,243	5e	2,742
Accumulated other comprehensive income	2	—	—		2
Retained earnings/(loss)	244	(91)	78	5e	231

Total equity	1,745	476	754		2,975

Total liabilities and equity	2,611	576	846		4,033

Notes to the Pro Forma Financial Information

Note 1: Basis of Presentation

The Pro Forma Financial Information has been prepared by Seadrill in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination and the Completed Transactions. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management’s Adjustments. Seadrill has elected not to present Management’s Adjustments as the Company is continuing to evaluate the realizability of synergies including timing and cost to achieve. The Company will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Seadrill adopted fresh start accounting in accordance with ASC Topic 852, Reorganizations (“ASC 852”), upon the emergence from reorganization under Chapter 11, resulting in reorganized Seadrill becoming the successor entity (“Successor”) for financial reporting purposes. In accordance with ASC 852, with the application of fresh start accounting, Seadrill allocated reorganization values to individual assets based on estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor of Seadrill (“Predecessor”) were either reinstated or extinguished as part of the reorganization. Refer to Note 6 for the results of the Seadrill Reorganization for the year ended December 31, 2022.

The historical financial statements of Seadrill and Aquadrill were prepared in accordance with generally accepted accounting principles in the United States and shown in U.S. dollars. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023, the three months ended March 31, 2022, and the year ended December 31, 2022 assumes that the Business Combination and Completed Transactions had occurred on January 1, 2022. The impacts from the Completed Transactions have already been reflected in the historical consolidated statement of operations of Seadrill for the three months ended March 31, 2023 and therefore no pro forma statement of operations adjustments were made for the interim period. The unaudited pro forma condensed combined balance sheet as of March 31, 2023, assumes that the Business Combination had occurred on March 31, 2023. The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheet for Seadrill as of March 31, 2023 and therefore no pro forma balance sheet adjustments were made to the respective interim period.

Note 2. Business Combination with Aquadrill and Estimated Purchase Consideration

Business Combination

In accordance with the Merger Agreement, on the Closing Date (i) Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill, (ii) Aquadrill unitholders received (a) 29.9 million Seadrill common shares, (b) cash consideration of $1 million, and (c) $30 million settled by tax withholding in lieu of common shares.

The Pro Forma Financial Information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions. The combined company name, ticker symbol, and headquarters will remain consistent with that of Seadrill. As the equity consideration issuing company, Seadrill will hold overall decision-making power of the combined company. As of the Closing Date, the board of directors is comprised of seven individuals designated by Seadrill and two individuals designated by Aquadrill. As a result, Seadrill is the accounting acquirer of Aquadrill in accordance with ASC 805.

Preliminary Purchase Agreement Consideration

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. The value of total consideration has been determined based on the closing price of Seadrill shares on April 3, 2023 and the number of issued and outstanding Aquadrill common shares immediately prior to closing. Since the Pro Forma Financial Information has been prepared by Seadrill based on preliminary fair values attributable to the Business Combination, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill, while any excess fair value of the assets acquired and liabilities assumed beyond the consideration transferred or paid in a business combination should be recognized as a bargain purchase gain. Seadrill management’s estimate as of the date of this filing is that the fair value of the net assets and liabilities acquired is equal to the purchase price. Thus, no goodwill or bargain purchase gain has been recognized on the pro forma condensed combined balance sheet as of March 31, 2023. This preliminary determination is subject to further assessment and adjustments by Seadrill pending additional information sharing between the parties to the Merger, more detailed third-party appraisals, natural changes in net assets acquired between the pro forma date used herein and the closing date, and other potential adjustments.

The following table presents the calculation of consideration based on the closing price per share of Seadrill shares on the New York Stock Exchange on April 3, 2023, the number of issued and outstanding Aquadrill common shares immediately prior to closing, and the 20 day volume-weighted average price immediately preceding the close.

(In $ millions, except per share data)	Aquadrill Shares	Final Exchange Ratio	As at March 31, 2023
Aquadrill outstanding shares as of April 3, 2023	20,000,000	1.4129	28,258,965
Aquadrill restricted stock units	122,104	1.4129	172,527
Aquadrill phantom award units	105,700	1.4129	149,349
Aquadrill phantom appreciation rights	570,000	0.7010	399,576

Total Aquadrill shares converted to Seadrill shares	20,797,804		28,980,417
Company Sale Bonus (1)			1,664,743

Total Seadrill shares eligible for purchase of Aquadrill			30,645,160
Less: Tax withholding in lieu of common shares (2)			744,150
Less: Seadrill shares settled in cash (3)			34,505

Seadrill shares issued for purchase of Aquadrill			29,866,505
Seadrill share price at April 3, 2023 market close			41.62

Consideration issued in Seadrill shares			1,243
Consideration settled by tax withholding (2)			30
Consideration settled in cash (3)			1

Total consideration			1,274

(1)

Immediately prior to the Closing Date, the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Aquadrill and Steven Newman, the Chief Executive Officer and a Director of Aquadrill, was terminated and in connection with such termination at the Effective Time and in accordance with the Merger Agreement, Mr. Newman received 1,013,405 Seadrill common shares and $26 million tax withholding in lieu of Seadrill common shares.

(2)	Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, the Company elected to pay $30 million of tax withholding.
(3)	Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, certain non-employee board members elected to receive $1 million cash in lieu of Seadrill common shares.

The preliminary allocation of the purchase price consideration is as follows:

(In $ millions)	Book Value	Preliminary Fair Value Adjustment	Notes	Preliminary Fair Value
Total current assets	155	(7)	5b	148
Total non-current assets	421	854	5c	1,275

Total assets	576	847		1,423
Total current liabilities	23	49	5d	72
Total non-current liabilities	77	—		77

Total liabilities	100	49		149

Net assets	476	798		1,274

Total consideration				1,274

Note 3: Reclassifications

The reclassifications presented below were made as a result of the Business Combination to conform Aquadrill’s historical financial information to Seadrill’s presentation. There were no reclassifications to the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2022.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2023

March 31, 2023 (in $ millions)
Aquadrill Presentation	Amount	Presentation Reclassifications		Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	77	—		77	Contract revenues
Reimbursable revenues	1	—		1	Reimbursable revenues

Total operating revenues	78	—		78	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(59)	—		(59)	Vessel and rig operating expenses
Reimbursable expenses	(1)	—		(1)	Reimbursable expenses
Depreciation	(5)	—		(5)	Depreciation and amortization
	—	(3	)a	(3)	Merger and integration related expenses
Selling, general and administrative expenses	(8)	3	a	(5)	Selling, general and administrative expenses

Total operating expenses	(73)	—		(73)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	—	—		—	Gain on disposals

Total other operating items	—	—		—	Total other operating items

Operating loss	5	—		5	Operating loss

Financial and other items					Financial and other non-operating items
Foreign currency exchange loss	—	—		—	Foreign exchange loss
Interest income	—	—		—	Interest income
Restructuring and other expenses	—	—		—	Other financial items

Total financial items, net	—	—		—	Total financial and other non-operating items, net
Loss before income taxes	5	—		5	Loss from before income taxes

Income tax benefit	(4)	—		(4)	Income tax benefit

Net Loss	1	—		1	Loss from continuing operations

a.	Selling, general, and administrative expenses – To reclassify selling, general, and administrative expenses in the amount of $3 million to merger and integration related expenses.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

December 31, 2022 (in $ millions)
Aquadrill Presentation	Amount	Presentation Reclassifications		Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	190	—		190	Contract revenues
Reimbursable revenues	8	—		8	Reimbursable revenues

Total operating revenues	198	—		198	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(213)	—		(213)	Vessel and rig operating expenses
Reimbursable expenses	(7)	—		(7)	Reimbursable expenses
Depreciation	(16)	—		(16)	Depreciation and amortization
	—	(2	)a	(2)	Merger and integration related expenses
Selling, general and administrative expenses	(23)	2	a	(21)	Selling, general and administrative expenses

Total operating expenses	(259)	—		(259)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	27	—		27	Gain on disposals

Total other operating items	27	—		27	Total other operating items

Operating loss	(34)	—		(34)	Operating loss

Financial and other items					Financial and other non-operating items
Foreign currency exchange loss	(2)	—		(2)	Loss on derivative and foreign exchange
Interest income	1	—		1	Interest income
Restructuring and other expenses	(1)	—		(1)	Other financial and non-operating items

Total financial items, net	(2)	—		(2)	Total financial and other non-operating items
Loss before income taxes	(36)	—		(36)	Loss before income taxes

Income tax benefit	5	—		5	Income tax benefit

Net loss	(31)	—		(31)	Loss from continuing operations

a.	Selling, general, and administrative expenses – To reclassify selling, general, and administrative expenses in the amount of $2 million to merger and integration related expenses.

Reclassifications included in the Unaudited Pro Forma Condensed Combined Balance Sheet as at March 31, 2023

March 31, 2023 (in $ millions)
Aquadrill Presentation	Amount	Presentation Reclassifications		Amount	Seadrill Presentation
ASSETS					ASSETS
					Current assets
Cash and cash equivalents	51	—		51	Cash and cash equivalents
Restricted cash	4	—		4	Restricted cash
Accounts receivable, net	60	—		60	Accounts receivable, net
Other current assets	12	28	a, b	40	Other current assets
Prepaid expenses	13	(13	) a	—
Income taxes receivable	15	(15	) b	—

Total current assets	155	—		155	Total current assets
Non-current assets					Non-current assets
Drilling units, net	398	(1	) c	397	Drilling units
Deferred tax assets	19	—		19	Deferred tax assets
	—	1	c	1	Equipment
Other non-current assets	4	—		4	Other non-current assets

Total non-current assets	421	—		421	Total non-current assets

Total assets	576	—		576	Total assets
LIABILITIES AND MEMBERS’ CAPITAL					LIABILITIES AND EQUITY
					Current liabilities
Trade accounts payable and accruals	11	—		11	Trade accounts payable
Accrued expenses	5	(5	) d	—
Taxes payable	3	(3	) e	—
Other current liabilities	4	8	d, e	12	Other current liabilities

Total current liabilities	23	—		23	Total current liabilities
					Non-current liabilities
Deferred tax liability	—	—		—	Deferred tax liabilities
Non-current taxes payable	25	(25	)f	—
Other non-current liabilities	52	25	f	77	Other non-current liabilities

Total non-current liabilities	77	—		77	Total non-current liabilities
Members’ capital					Equity
Common unitholders	567	—		567	Common shares
Accumulated deficit	(91)	—		(91)	Retained loss

Total member’s capital	476	—		476	Total equity

Total liabilities and equity	576	—		576	Total liabilities and equity

a.	Prepaid expenses – To reclassify Prepaid expenses of $13 million to Other current assets

b.	Income taxes receivable – To reclassify Income taxes receivable of $15 million to Other current assets

c.	Drilling units, net - To reclassify a portion of Drilling units, net in the amount of $1 million to Equipment

d.	Accrued expenses – To reclassify Accrued expenses of $5 million to Other current liabilities

e.	Taxes payable – To reclassify Taxes payable of $3 million to Other current liabilities

f.	Non-current taxes payable – To reclassify Non-current taxes payable of $25 million to Other non-current liabilities

Note 4: Unaudited Pro Forma Combined Statements of Operations

a.

Management contract revenues and Vessel and rig expenses – Reflects the elimination of the preexisting relationship between Seadrill and Aquadrill which related to the Global Services Agreement and other service arrangements. Upon the close of the Business Combination, Seadrill and Aquadrill became a combined company and intercompany relationships were eliminated.

(In $ millions)	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022
Seadrill contract revenue removal	—	(1)	(4)
Aquadrill contract expense removal	—	1	4

Total adjustment to remove preexisting relationships	—	—	—

b.

Depreciation and amortization – Reflects the estimated increase in depreciation and amortization expense based on preliminary asset values and useful lives for drilling units and preliminary contract related intangibles as a result of the Merger. See Note 2. The pro forma adjustments to depreciation and amortization expense were calculated as follows:

(In $ millions)	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022
Removal of historical depreciation expense	5	2	16
Estimated depreciation expense for fair value of drilling units (1)	(17)	(17)	(69)
Estimated amortization expense for unfavorable contract liabilities, net (2)	—	15	42

Total adjustment to Depreciation and amortization	(12)	—	(11)

(1)

Drilling units less estimated residual value are depreciated using the straight-line basis over their estimated remaining useful lives. The preliminary estimated remaining useful lives for the acquired drilling units range from 15 to 21 years. See Note 5c.

(2)

The preliminary assessment of the fair value of the existing MSA contracts showed a $49 million unfavorable contract liability and a $7 million favorable contract asset, recorded as a net unfavorable contract liability (as outlined in Note 5d). The off-market contracts result from higher or lower revenue and margin shares now being received by the managers under the MSA arrangements compared to their original cost rates as a result of favorable market conditions or variable cost terms within the contract, respectively.

c.

Merger and integration costs – Reflects the recognition of expenses directly attributable to the Merger. These expenses are not expected to recur in any period beyond the twelve months from the close of the Business Combination.

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Remaining transaction costs (1)	(9)	(9)
Aquadrill employee severance (2)	(2)	(2)
Directors and officers insurance required in connection with the transaction (3)	(2)	(2)

Total adjustment to Merger and integration related expenses	(13)	(13)

(1)

Transaction costs incurred directly in connection with the Business Combination are recorded to Merger and integration related expenses. These balances consist primarily of legal and professional fees. Merger and integration related expenses incurred through March 31, 2023, and reflected in the historical financial statements, were $6 million and $5 million for Seadrill and Aquadrill, respectively. The pro forma adjustment reflects $9 million of Seadrill’s remaining transaction costs expected to be incurred directly related to the Business Combination. See Note 5d.

(2)	The severance expense to be paid to Aquadrill employees as a result of the Merger. See Note 5d.
(3)

Reflects the recognition of the expense associated with Aquadrill Directors’ and Officers’ policy as required by the Merger Agreement. This expense is not expected to recur in any period beyond twelve months from the close of the Business Combination. See Note 5d.

d.	Basic/Diluted Weighted Average Shares Outstanding – Reflects the preliminary weighted average shares outstanding as a result of the Business Combination.

(In millions)	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022
Seadrill weighted average shares outstanding	50	50	50
Seadrill shares issued to Aquadrill unitholders (Note 2)	30	30	30

Total pro forma weighted average shares outstanding - basic	80	80	80
Dilutive impact of Seadrill’s pre-transaction convertible bond (1)	3	—	—

Adjusted weighted average shares outstanding - diluted (2)	83	80	80

(1)	If exercised, the convertible bond would increase common shares in an amount equal to approximately 3% of the fully-diluted common shares outstanding, pro forma for the Merger.
(2)

For the three months ended March 31, 2022 and the year ended December 31, 2022, the pro forma condensed combined statements of operations shows a net loss. As a result, diluted loss per share is the same as basic, as any dilutive securities would reduce loss per share.

Note 5: Unaudited Pro Forma Combined Balance Sheet Adjustments

a.	Cash and cash equivalents -– Reflects the $1 million adjustment for share-based compensation settled in cash that is directly attributable to the Merger. See Note 2.

b.

Other current assets – Reflects the decrease in Other current assets directly attributable to the Business Combination. See Note 4b for preliminary fair value of drilling units and contract related intangible assets.

(In $ millions)	As at March 31, 2023
Removal of deferred mobilization costs	(5)
Preliminary fair value adjustment related to prepaid fuel reserves	(2)

Total adjustment to Other current assets	(7)

c.	Drilling units – Reflects the preliminary fair value adjustment of $854 million to increase the historical net book value of drilling units. See Note 4b.

d.	Other current liabilities – Reflects the increase in Other current liabilities directly attributable to the Business Combination.

(In $ millions)	As at March 31, 2023
Current portion of preliminary fair value adjustment related to unfavorable contracts (Note 4b)	42
Tax withholding in lieu of common shares (Note 2)	30
Remaining transaction costs (Note 4c)	9
Expenses incurred “on the line” (1)	7
Directors and officers insurance required in connection with the transaction (Note 4c)	2
Aquadrill employee severance (Note 4c)	2

Total adjustment to Other current liabilities	92

(1)

The $7 million expenses incurred “on the line” relate to closing costs, and therefore, were not recognized in the Unaudited Pro Forma Condensed Combined Statement of Operations. This adjustments includes $5 million of success fees and $2 million of expenses that were contingent on the transaction closing.

e.	Total equity – Reflects the adjustments made to equity captions based on the Business Combination transaction.

(In $ millions)	As at March 31, 2023
Issuance of common shares of par value US $0.01 per share (Note 2)	—
Elimination of historical Aquadrill common shares	(567)
Capital in excess of par value (Note 2)	1,243

Common shares and Additional paid-in capital	676
Elimination of historical Aquadrill retained loss	91
Remaining transaction costs (Note 4c)	(9)
Directors and officers insurance required in connection with the transaction (Note 4c)	(2)
Aquadrill employee severance (Note 4c)	(2)

Retained earnings	78

Total adjustments to Total equity	754

Note 6: Adjusted Seadrill Historical Statement of Operations

The following table reflects Seadrill historical adjustments included in the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022 and the year ended December 31, 2022 assuming the Completed Transactions had occurred on January 1, 2022. The impacts from the Completed Transactions have already been reflected in the historical consolidated statement of operations of Seadrill for the three months ended March 31, 2023 and therefore no pro forma statement of operations adjustments were made for the interim period.

Historical adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2022

			Seadrill Reorganization
(In $ millions, except per share data)	Predecessor Company Period from January 1, 2022 through February 22, 2022	Successor Company from February 23, 2022 through March 31, 2022	Reorganization Adjustments		Fresh Start Adjustments		PES Sale		Jackup Sale		Adjusted Seadrill Historical
Operating revenues
Contract revenues	124	66	—		—		—		—		190
Reimbursable revenues	4	4	—		—		—		—		8
Management contract revenue	36	21	—		—		—		—		57
Other revenues	5	2	—		—		—		—		7

Total operating revenues	169	93	—		—		—		—		262
Operating expenses
Vessel and rig operating expenses	(76)	(56)	(15	) a	—		—		—		(147)
Reimbursable expenses	(4)	(3)	—		—		—		—		(7)
Depreciation and amortization	(17)	(13)	1	b	1	g	—		—		(28)
Management contract expense	(31)	(13)	—		—		—		—		(44)
Merger and integration related expenses	—	—	—		—		—		—		—
Selling, general and administrative expenses	(6)	(8)	—		—		—		—		(14)

Total operating expenses	(134)	(93)	(14)		1		—		—		(240)
Other operating items
Gain on disposals	2	—	—		—		—		—		2

Total other operating items	2	—	—		—		—		—		2

Operating profit/(loss)	37	—	(14)		1		—		—		24
Financial and other non-operating items
Interest income	—	1	—		—		—		—		1
Interest expense	(7)	(10)	(9	) c	—		—		7	k	(19)
Share in results from associated companies	(2)	2	—		—		2	i	—		2
Gain on derivative and foreign exchange	9	—	—		—		—		—		9
Reorganization items, net	3,683	(4)	(3,525	) d	(266	)h	112	j	—		—
Other financial and non-operating items	21	15	(24	) e	—		—		—		12

Total financial and other non-operating items	3,704	4	(3,558)		(266)		114		7		5

(Loss)/profit before income taxes	3,741	4	(3,572)		(265)		114		7		29
Income tax expense	(2)	—	—		—		—		—		(2)

(Loss)/Income from continuing operations	3,739	4	(3,572)		(265)		114		7		27

Earnings per share: continuing operations ($)
Basic	37.25	0.08									0.54
Diluted	37.25	0.08									0.51
Weighted-average shares outstanding
Basic	100	50	(50	) f							50
Diluted	100	53									53

Historical adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

			Seadrill Reorganization
(In $ millions, except per share data)	Predecessor Company Period from January 1, 2022 through February 22, 2022	Successor Company from February 23, 2022 through December 31, 2022	Reorganization Adjustments		Fresh Start Adjustments		PES Sale		Jackup Sale		Adjusted Seadrill Historical
Operating revenues
Contract revenues	124	574	—		—		—		—		698
Reimbursable revenues	4	27	—		—		—		—		31
Management contract revenue	36	203	—		—		—		—		239
Other revenues	5	39	—		—		—		—		44

Total operating revenues	169	843	—		—		—		—		1,012
Operating expenses
Vessel and rig operating expenses	(76)	(445)	(15	) a	—		—		—		(536)
Reimbursable expenses	(4)	(24)	—		—		—		—		(28)
Depreciation and amortization	(17)	(135)	1	b	1	g	—		—		(150)
Management contract expense	(31)	(148)	—		—		—		—		(179)
Merger and integration related expenses	—	(3)	—		—		—		—		(3)
Selling, general and administrative expenses	(6)	(54)	—		—		—		—		(60)

Total operating expenses	(134)	(809)	(14)		1		—		—		(956)
Other operating items
Gain on disposals	2	1	—		—		—		—		3

Total other operating items	2	1	—		—		—		—		3

Operating profit/(loss)	37	35	(14)		1		—		—		59
Financial and other non-operating items
Interest income	—	14	—		—		—		—		14
Interest expense	(7)	(98)	(9	) c	—		—		21	k	(93)
Share in results from associated companies	(2)	(2)	—		—		11	i	—		7
Gain on derivative and foreign exchange	9	8	—		—		—		—		17
Reorganization items, net	3,683	(15)	(3,514	) d	(266	) h	112	j	—		—
Other financial and non-operating items	21	(5)	(24	) e	—		—		—		(8)

Total financial and other non-operating items	3,704	(98)	(3,547)		(266)		123		21		(63)

(Loss)/profit before income taxes	3,741	(63)	(3,561)		(265)		123		21		(4)
Income tax expense	(2)	(10)	—		—		—		—		(12)

(Loss)/Income from continuing operations	3,739	(73)	(3,561)		(265)		123		21		(16)

Basic/Diluted EPS: continuing operations ($)	37.25	(1.46)									(0.32)
Weighted-average shares outstanding, Basic/Diluted	100	50	(50	) f							50

Reorganization Adjustments

a.

Vessel and rig operating expenses – In conjunction with the Seadrill Reorganization, the Company entered into an amended lease agreement with SFL Corporation Ltd. (“SFL”) for the West Linus drilling unit. Prior to the amendment, this lease was classified as a finance lease and, as a result of the modification, was reclassified as an operating lease. The adjustment below reflects the operating lease expense associated with the modification and reversal of the gain on extinguishment of previously accrued operating costs on the Effective Date.

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
West Linus operating lease expense	(3)	(3)
Reversal of gain on release of previously accrued operating costs extinguished on the Effective Date	(12)	(12)

Total adjustment to Vessel and rig operating expenses	(15)	(15)

b.	Depreciation and amortization – Reflects the removal of the historical depreciation expense associated with the modification of the lease for the West Linus drilling unit.

c.

Interest expense – Reflects the adjustment to remove the historical interest expense for the Predecessor debt instruments and unwind on the SFL leases, and to record the interest expense associated with the new debt instruments. The pro forma adjustments to interest expense were calculated as follows:

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Write-off of Predecessor interest expense	7	7
Pro forma interest expense on the new first lien facility	(3)	(3)
Pro forma interest expense on the new second lien facility	(13)	(13)
Pro forma interest expense on the convertible bonds	(1)	(1)
Amortization of debt premium	1	1

Total adjustment to Interest expense	(9)	(9)

Assuming an increase in interest rates on the new debt instruments of 1/8%, pro forma interest would increase by nil for the period from January 1, 2022 through February 22, 2022. The interest rates used for the purposes of calculating pro forma interest expenses for the new first lien facility, new second lien facility, and convertible bonds were 7.94%, 13.44%, and 6.96% respectively.

d.

Reorganization items, net – Reflects the removal of reorganization items which represent charges directly attributable to the bankruptcy. The balance excludes the fresh start valuation adjustments which are described in Note 6h below.

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Pre-tax gain on settlement of liabilities subject to compromise	(3,589)	(3,589)
Advisory and professional fees	48	59
Expense of Predecessor directors and officers insurance policy	17	17
Interest income on surplus cash	(1)	(1)

Total adjustment to Reorganization items, net	(3,525)	(3,514)

e.

Other financial and non-operating items – In conjunction with the Seadrill Reorganization, the accrual related to the Dalian yard postponement was extinguished. The adjustment reflects the reversal of the gain on extinguishment of $24 million which is directly attributable to the bankruptcy and is not representative of the Successor.

f.

Basic/Diluted Weighted Average Shares Outstanding – Reflects the cancellation of the Predecessor equity and issuance of 50 million Successor common shares, which reduced the weighted-average common shares outstanding from 100 million to 50 million.

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Seadrill weighted average shares outstanding	100	100
Cancellation of Predecessor equity	(100)	(100)
Issuance of Successor common stock	50	50

Total pro forma weighted average shares outstanding - basic/diluted (1)	50	50
Dilutive impact of Seadrill’s pre-transaction convertible bond	3	—

Adjusted weighted average shares outstanding - diluted (2)	53	50

(1)

For the year ended December 31, 2022, the adjusted historical statement of operations shows a net loss. As a result, diluted loss per share is the same as basic, as any dilutive securities would reduce loss per share.

(2)	If exercised, the convertible bond would increase common shares in an amount equal to approximately 5% of the fully-diluted pro forma common shares outstanding.

Fresh Start Adjustments

g.

Depreciation and amortization – Reflects the pro forma decrease in depreciation and amortization expense based on new asset values and useful lives for drilling units and revaluation of drilling and management contracts as a result of adopting fresh start accounting. The pro forma adjustments to depreciation and amortization expense were calculated as follows:

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Write-off of Predecessor depreciation expense on drilling units	16	16
Pro forma depreciation expense on drilling units	(13)	(13)
Pro forma amortization of drilling and management contracts	(2)	(2)

Total adjustment to Depreciation and amortization	1	1

h.	Reorganization items, net – Remove the cumulative effect of the fresh start accounting adjustments of $266 million.

PES Sale Adjustments

i.	Share in results from associated companies – Reflects the removal of the Successor’s remaining 35% investment in PES.

j.	Reorganization items, net – Reflects the removal of the loss on deconsolidation of PES which represents a charge directly attributable to the NSNCo restructuring reflected in the Predecessor period.

Jackup Sale Adjustments

k.

Interest expense – In conjunction with the Jackup Sale, a mandatory payment was required on the new second lien facility. This adjustment reflects the removal of Successor and Predecessor interest expense related to the mandatory payment.

(In $ millions)	Three months ended March 31, 2022	Year ended December 31, 2022
Removal of Successor interest expense related ot Jackup sale	3	17
Removal of Predecessor interest expense related ot Jackup sale	4	4

Total adjustment to Interest expense	7	21